

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. Jonathan Deane
President
Tanzanian Royal Exploration Corp.
Suite 404 – 1688 152nd Street
South Surrey, BC
V4A 4N2

      RE: Tanzanian Royal Exploration Corp.
                 Annual Report on Form 20-F
                 Filed November 30, 2007
                 File No. 1-32500

Dear Mr. Deane:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

1

2. We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

3. We also note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form XXX. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

4. Please correct your commission filing number on the cover of your filings to read 000-32500, which was assigned in conjunction with your filing of the Form 8-A (12B) securities registration on May 10, 2005.

Mineral resource Estimation, page 24

5. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you

disclose under this provision must meet the standards of National Instrument 43-101. You disclose that your resource estimate is comparable to inferred resources as proscribed by NI 43-101, indicating these resources have reasonable prospect for economic extraction. This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Please disclose the relevant assumptions, factors or parameters used to determine your 2 g/t cutoff grade which was used to estimate the Golden Horseshoe Reef resources. These relevant factors or assumptions should include the three-year historical commodity price, metallurgical recoveries, and the operating cost profile which realistically reflects the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs. Conversely, if your resource estimates are not based on economic cutoffs, please remove the estimates from your filing.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Roger Schwall
Assistant Director

cc: M. Karney